Exhibit 99-7

INTERPOOL, INC. REPORTS SECOND QUARTER 2002 RESULTS

Container Fleet Size and Utilization Rates up from First Quarter 2002

PRINCETON, NJ, September 23, 2002 — Interpool, Inc. (NYSE: IPX) on Friday, September 20, 2002 reported results for the second quarter ended June 30, 2002. Adjusted Income from Continuing Operations for the second quarter of 2002 was $8.1 million, or $0.27 per diluted share, compared to Adjusted Income from Continuing Operations in the second quarter of 2001 of $12.4 million, or $0.43 per diluted share. Adjusted Income from Continuing Operations represents income from continuing operations and excludes the market value adjustments for derivative instruments net of tax of $1.9 million expense in 2002 and $0.04 million income in 2001 and includes extraordinary gains net of tax from the early retirement of debt of $0.02 million in 2002 and $0.3 million in 2001.

As previously announced the financial statements for the second quarter ended June 30, 2002 include consolidated information for Container Applications International, Inc. (CAI) from June 27, 2002. On that date, CAI entered into a new senior credit agreement with a group of banks. To facilitate the closing of this new credit facility, Interpool agreed to extend the repayment terms of a CAI subordinated note held by Interpool. At the same time Interpool also gained a majority position on CAI’s board of directors. Previously, CAI, a 50% owned affiliate of Interpool which concentrates on short term container leasing, was accounted for as an unconsolidated subsidiary under the equity method of accounting.

Revenue from continuing operations decreased 4% to $74.4 million in the second quarter of 2002, from $77.7 million in the second quarter of 2001, primarily due to decreased operating lease revenue from domestic intermodal business resulting from the slowdown of economic activity in North America and a change in how California licensing fees are charged to chassis users. The Company’s container operating lease fleet, of its subsidiary Interpool Limited, at the end of the second quarter grew approximately 11% on an annual basis to 449,000 TEUs (twenty-foot-equivalent units), up from 406,000 TEUs at the end of the second quarter of 2001 and up from 438,000 TEUs at the end of the previous quarter. The chassis operating lease fleet at June 30, 2002 was 189,000, up approximately 11% from 170,000 at June 30, 2001. Utilization of the container fleet for the second quarter of 2002 was 98%, up from 97% both in the same period a year ago and in the prior quarter. Chassis utilization for the second quarter of 2002 was 91%, down from 94% in the second quarter of 2001 and 92% in the first quarter of 2002.

Martin Tuchman, Chairman and Chief Executive Officer of Interpool, commented: “Our results reflect another quarter of operating in a soft worldwide economy. However, we are beginning to see signs of economic strength.”

Interpool, originally founded in 1968, is one of the world’s leading suppliers of equipment and services to the transportation industry. It is the largest lessor of intermodal container chassis and a world-leading lessor of cargo containers used in international trade. Interpool operates from over 90 locations throughout the world.

This Press Release contains certain forward-looking statements regarding future circumstances. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including in particular the risks and uncertainties described in the company’s SEC filings. The company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof.

FOR: INTERPOOL, INC.

Contact:

Mitchell Gordon
Executive Vice President &
Chief Financial Officer
(212) 916-3284
mgordon@interpool.com

55

INTERPOOL, INC.
CONSOLIDATED STATEMENT OF INCOME
(In thousands, except amounts per share)
(Unaudited)

	Three Months Ended June 30,		Note 1 – Six Months Ended June 30,
	2002	2001	2002	2001
REVENUES	$74,426	$77,653	$147,317	$154,121

Lease operating and administrative expenses	21,674	23,827	42,026	46,445
Market value adjustment for derivative instruments	2,702	(35)	2,052	835
Depreciation and amortization of leasing equipment(5)	17,456	17,963	37,767	36,732
Loss for investments accounted for under the equity method	3,088	69	3,736	164
Other (income)/expense, net(6)	(3,658)	315	(5,235)	(1,394)

Earnings before interest and taxes	33,164	35,514	66,971	71,339
Interest expense, net	26,948	21,156	48,222	43,066

Income before taxes, discontinued operations, cumulative effect of change in
accounting principle and extraordinary gain	6,216	14,358	18,749	28,273

Provision for income taxes	47	2,150	1,177	5,030

Income from continuing operations before discontinued operations, cumulative effect of change in accounting principle and extraordinary
gain	6,169	12,208	17,572	23,243

(Loss) gain from discontinued operations, net of applicable taxes of $525,
$472 and $505	—	(785)	(710)	(818)

Cumulative effect of change in accounting principle, net of applicable taxes
of $44(1)	—	—	—	833

Extraordinary gain on debt retirement, net of applicable taxes of $12 and
$172(2),(3)	19	257	19	257

NET INCOME(4)	$6,188	$11,680	$16,881	$23,515

ADJUSTED INCOME FROM CONTINUING OPERATIONS:

NET INCOME	$6,188	$11,680	$16,881	$23,515

REMOVE:
Discontinued Operations	—	785	710	818
Market value adjustment for derivative instruments, net of tax	1,889	(35)	1,401	835
Cumulative effect of change in accounting principle	—	—	—	(833)

ADJUSTED INCOME FROM CONTINUING OPERATIONS:	$8,077	$12,430	$18,992	$24,335

ADJUSTED INCOME PER SHARE FROM CONTINUING OPERATIONS:

Basic	$0.30	$0.45	$0.69	$0.89
Diluted	$0.27	$0.43	$0.65	$0.84

WEIGHTED AVERAGE SHARES OUTSTANDING:

Basic	27,361	27,421	27,361	27,421
Diluted	29,639	28,750	29,443	28,936

(1)	For 2002, represents the adoption of FASB No. 142 regarding the Company’s valuation of goodwill, which is effective as of January 1, 2002.

(2)	For 2002, represents gain on retirement of $5.2 million face value of Interpool, Inc. 6-5/8% Notes due March 1, 2003.

(3)	For 2001, represents gain on retirement of $9.2 million face value of Interpool, Inc. 6-5/8% Notes due March 1, 2003 and $2.1 million face value of Interpool, Inc. 7.20% Notes due August 1, 2007.

56

(4)	Net Income per share was $0.23 basic and $0.21 diluted for the three months ended June 30, 2002 and $0.43 basic and $0.41 diluted for the three months ended June 30, 2001. For the six months ended June 30, 2002 net income per share was $0.62 basic and $0.57 diluted and $0.86 basic and $0.82 diluted for the six months ended June 30, 2001.

(5)	Effective April 1, 2002 Interpool reviewed its chassis depreciation policy and changed its chassis depreciation policy to reflect a longer useful life. The effect of this depreciation change was to lower depreciation expense by $2.3 million in second quarter 2002, resulting in a $1.4 million increase in net income.

(6)	The results for the second quarter 2002 also reflect a gain on sale of real estate of $4.8 million before taxes and $2.9 million increase of net income.

57

INTERPOOL, INC. CONSOLIDATED BALANCE SHEET (In thousands) (Unaudited)

	June 30, 2002	December 31, 2001
ASSETS

Cash and short-term investments and
marketable securities	$149,867	$102,827
Accounts and notes receivable, net	59,312	45,156
Net investment in direct financing leases	232,687	229,239
Other receivables, net	43,546	63,169
Revenue producing equipment, net	1,588,536	1,372,326
Assets related to discontinued operations	5,030	10,020
Other Assets	92,556	95,048

TOTAL ASSETS	$2,171,534	$1,917,785

LIABILITIES AND STOCKHOLDERS’ EQUITY

Accounts payable and accrued expenses	$128,599	$80,683
Income taxes	36,066	30,243
Deferred income	1,262	766
Liabilities related to discontinued operations	1,877	6,072
Debt and capital lease obligations	1,520,300	1,335,310
Capital securities	75,000	75,000
Minority interest	34,872	27,247
Stockholders’ equity	373,558	362,464

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,171,534	$1,917,785

58